UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, November 3rd, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Bradesco confirms support to Global Compact

Banco Bradesco S.A., aligned with the corporate responsibility guidelines, informs its stockholders, investors, clients and the market that it has forwarded to United Nations its confirmation of support to the principles of Global Compact, assuming the commitment to drive its actions to contribute for the development of a more inclusive and sustainable economy, increasing its performance within the social and environmental scope.

Global Compact is the result of an invitation made by the Secretary-General of the United Nations, Kofi Annan, at the World Economic Forum in Davos, in January 1999, to companies, NGOs and other government and civil entities, in order to follow and disclose the ten principles regarding Labour and Human Rights, Environment Protection and Anti-corruption, as follows:

Human Rights Principles
1. To support and respect the internationally proclaimed human rights;
2. To avoid complicity with human rights violations;

Labour Rights Principles
3. To support freedom of association and the effective recognition of the right to collective bargaining;
4. To support the elimination of all forms of forced or compulsory labour;
5. To support the effective abolition of child labour;
6. To eliminate the discrimination in respect of employment and occupation;

Environment Protection Principles
7. To support a precautionary approach to environmental challenges;
8. To promote greater environmental responsibility;
9. To encourage the development and diffusion of environmentally sustainable technologies;

Anti-Corruption Principle
10.To support the fight against all forms of corruption, including extortion and bribery.

With this initiative, Bradesco reaffirms its engagement with the sustainable growth in the world globalized context.

Visit www.unglobalcompact.org (international website) or www.pactoglobal.org.br (Brazilian website) for further information on Global Compact.

Sincerely,

Banco Bradesco S.A.

José Luiz Acar Pedro
Executive Vice President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4 , 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.